Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.

金沙中國有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,

40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of Sands China Ltd. (the “Company”) will be held at Turfan Meeting Room, Level 4, The Londoner Macao Hotel, The Londoner Macao, Estrada do Istmo. s/n, Cotai, Macao on Friday, May 19, 2023 at 11:00 a.m. for the following purposes:

“ORDINARY RESOLUTIONS”

1.

To receive the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors (the “Directors”) of the Company and auditor for the year ended December 31, 2022.

2.	(a)	To re-elect Mr. Robert Glen Goldstein as executive Director;

	(b)	To re-elect Mr. Charles Daniel Forman as non-executive Director;

	(c)	To re-elect Mr. Kenneth Patrick Chung as independent non-executive Director; and

	(d)	To authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

3.	To re-appoint Deloitte Touche Tohmatsu as auditor and to authorize the Board to fix their remuneration.

To consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

4.	“THAT:

(a)

subject to item 4(b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as defined below) all the powers of the Company to repurchase its shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on another stock exchange on which the shares of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, in accordance with all applicable laws, rules and regulations;

(b)

the total number of shares of the Company to be repurchased pursuant to the mandate in item 4(a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution) and the said mandate shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company (the “Articles of Association”) or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

5.	“THAT:

(a)

subject to item 5(b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period (as defined below) in accordance with all applicable laws, rules and regulations;

(b)

the total number of shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the mandate in item 5(a) above shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution), otherwise than pursuant to:

(i)	a Rights Issue (as defined below);

(ii)	the exercise of options granted under any equity award plan of the Company; and

(iii)

any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association.

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).”

As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as ordinary resolution:

6.

“THAT conditional upon the passing of resolutions set out in items 4 and 5 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 5 of the Notice be and is hereby extended by the addition to the aggregate number of shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in resolution set out in item 4 of the Notice, provided that such number shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution).”

“SPECIAL RESOLUTIONS”

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as special resolutions:

7.	“THAT the memorandum of association of the Company (the “Memorandum of Association”) be amended in the following manner:

a)	The first line of the heading of the Memorandum of Association shall be deleted in its entirety and replaced with: “THE COMPANIES ACT (AS AMENDED)”;

b)	All references to the “Companies Law (as amended)” in the Memorandum of Association shall be deleted in its entirety and replaced with: “Companies Act (as amended)”;

c)	Clause 2 of the Memorandum of Association shall be deleted in its entirety and replaced with the following:

“2.

The Registered Office of the Company will be situated at the offices of Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands or at such other location as the Directors may from time to time determine.”; and

d)	Clause 8 of the Memorandum of Association shall be deleted in its entirety and replaced with the following:

“8.	The Company may exercise the power contained in Section 206 of the Companies Act (as amended) to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdictions.”

THAT the Articles of Association be amended in the following manner:

a)	The first line of the heading of the Articles of Association shall be deleted in its entirety and replaced with: “THE COMPANIES ACT (AS AMENDED)”;

b)

All references to the “Companies Law” and “Companies Law (as amended)” in the Articles of Association shall be deleted in its entirety and replaced with: “Companies Act” and “Companies Act (as amended)” respectively;

c)	The following words shall be inserted to Article 1 of the Articles of Association immediately before the words “In these Articles”:

“Any marginal notes, titles or lead in references to Articles and the index of the Memorandum and Articles of Association shall not form part of the Memorandum or Articles of Association and shall not affect their interpretation.”;

d)	The reference to “Article 186” in the definition of “Affiliate” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “Article 191”;

e)	The definition of “capital” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: ““capital” means the share capital of the Company from time to time;”;

f)

The definition of “clearing house” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: ““clearing house” means the Hong Kong Securities Clearing Company Limited or any clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction (or a nominee company affiliated to such clearing house);”;

g)	The words “ 金沙中國有限公司 ” shall be added to the end of the definition of “Company” under Article 1 of the Articles of Association;

h)

The definition of “Companies Law” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: ““Companies Act” means the Companies Act (as amended) of the Cayman Islands;”;

i)

The reference to “Electronic Transactions Law (as amended)” in the definition of “electronic” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “Electronic Transactions Act (as amended)”;

j)	The following definitions shall be inserted in Article 1 of the Articles of Association in alphabetical order:

““electronic communication” means a communication sent, transmitted, conveyed and received by wire, by radio, by optical means or by other electron magnetic means in any form through any medium;

“electronic meeting” means a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities;

“financial year” means, in respect of the Company, any year ending on December 31 of each year or such other date as the Directors may determine from time to time;

“hybrid meeting” means a general meeting held and conducted by (i) physical attendance by Shareholders and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities;

“Meeting Location(s)” has the meaning ascribed to it in Article 67(a);

“physical meeting” means a general meeting held and conducted by physical attendance and participation by Shareholders and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations;

“Principal Meeting Place” has the meaning ascribed to it in Article 76;”;

k)	The reference to “Article 186” in the definition of “Redemption Notice” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “Article 191”;

l)	The reference to “Article 186” in the definition of “Redemption Price” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “Article 191”;

m)	The words “of the Company” shall be added to the end of the definition of “Register” under Article 1 of the Articles of Association;

n)	The word “Seal” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “Seal(s)”;

o)	The word “theses” in the definition of “share” under Article 1 of the Articles of Association shall be deleted in its entirety and replaced with: “these”;

p)	Sub articles 2(e)–2(h) shall be deleted in its entirety from Article 2 of the Articles of Association and replaced with the following:

“(e)

expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing or reproducing words or figures in a legible and non-transitory form or, to the extent permitted by and in accordance with the Companies Act and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or modes of representing or reproducing words partly in one visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Shareholder’s election comply with the Companies Act and all other applicable laws, rules and regulations;

(f)

references to a document being signed or executed include references to it being signed or executed under hand or under seal or by electronic signature or by electronic communication or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(g)

Section 8 and Section 19 of the Electronic Transactions Act of the Cayman Islands, as amended from time to time, shall not apply to these Articles to the extent it imposes obligations or requirements in addition to those set out in these Articles;

(h)

a reference to a meeting shall mean a meeting convened and held in any manner permitted by these Articles and any Shareholder or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Companies Act and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly;

(i)

references to a person’s participation in the business of a general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly authorised representative) to speak or communicate, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Companies Act or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly;

(j)	references to electronic facilities include, without limitation, website addresses, webinars, webcast, video or any form of conference call system (telephone, video, web or otherwise);

(k)	where a Shareholder is a corporation, any reference in these Articles to a Shareholder shall, where the context requires, refer to a duly authorised representative of such Shareholder;

(l)	references to a “dollar” or “dollars” or $ is a reference to dollars of the United States;

(m)	references to a statutory enactment shall include reference to any amendment or reenactment thereof for the time being in force; and

(n)

to the extent that the same is permissible under Cayman Islands law, a Special Resolution shall be required to alter the Memorandum of Association of the Company, to approve any amendment of the Articles, or to change the name of the Company.”;

q)	Article 3 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“3.	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles”;

r)	Article 12 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“12.

Whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than three-fourths of the voting rights of the members holding shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of not less than three-fourths of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more persons at least holding or representing by proxy one-third of the issued shares of the relevant class and that, subject to any rights or restrictions for the time being attached to the shares of that class, every Shareholder of the class shall on a poll have one vote for each share of the class held by him. For the purposes of this Article, the Directors may treat all the classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes.”;

s)	The following words shall be deleted in its entirety from Article 19 of the Articles of Association:

“, provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed”;

t)	The words “twelve years” in the second paragraph of Article 50(2) of the Articles of Association shall be deleted in its entirety and replaced with: “five years”;

u)	The words “the following Article” in Article 61 of the Articles of Association shall be deleted in its entirety and replaced with: “Articles 62 to 65”;

v)	Article 63 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“63.

For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period determined by the Directors, provided that such closure is in compliance with terms equivalent to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) as at the date of adoption of these Articles (or its equivalent provision from time to time). If the Register shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, the record date for such determination shall (unless otherwise determined by the Directors) be the date of the closure of the Register.”;

w)	Articles 66, 67, 68, 68A and 69 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“66.

The Company shall in each financial year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it. The Company shall hold the annual general meeting within six months after the end of its financial year. The annual general meeting shall be held at such time and place (where applicable) as the Directors shall appoint.

67. (a)

The Board of Directors (or, at any general meeting, the chairman of the meeting) may, at its (or his) absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Location(s)”) determined by it (or him) at its (or his) absolute discretion. Any Shareholder or any proxy attending and participating in such way or any Shareholder participating in an electronic meeting or a hybrid meeting by means of electronic facilities is deemed to be present in person at, and shall be counted in the quorum, of the meeting.

(b)	All general meetings are subject to the following:

(i)	where a Shareholder is attending at a Meeting Location and/or in the case of a hybrid meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

(ii)

Shareholders present in person (in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy at a Meeting Location and/or Shareholders participating in an electronic meeting or a hybrid meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the chairman of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Shareholders at all Meeting Locations in an electronic meeting or a hybrid meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

(iii)

where Shareholders attend a meeting by being present at one of the Meeting Locations and/or where Shareholders are participating in an electronic meeting or a hybrid meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a hybrid meeting, the inability of one or more Shareholders or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting; and

(iv)

if any of the Meeting Locations is outside Hong Kong and/or in the case of a hybrid meeting, the provisions of these Articles concerning the service and giving of notice for meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of an electronic meeting, the time for lodging proxies shall be as stated in the notice for the meeting.

68.

The Board of Directors and, at any general meeting, the chairman of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participating in an electronic meeting or a hybrid meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it/he shall in its/his absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that, if a Shareholder is, pursuant to such arrangements, not entitled to attend, in person (in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy, at any Meeting Location, such Shareholder shall still be entitled to so attend at one of the other Meeting Locations; and the entitlement of any Shareholder to so attend the meeting or adjourned meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the notice of the meeting or adjourned meeting stated to apply to the meeting.

69.	If it appears to the chairman of the general meeting that:

(a)

the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 67(a) or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of the meeting;

(b)	in the case of an electronic meeting or a hybrid meeting, electronic facilities being made available by the Company have become inadequate;

(c)	it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)	there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then without prejudice to any other power which the chairman of the meeting may have under these Articles or at common law, the chairman may, at his absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for an indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

70.

The Board of Directors and, at any general meeting, the chairman of the meeting may make any arrangement, determine and/or implement any requirements, procedures or measures which the Board of Directors or the chairman of the meeting, as the case may be, considers appropriate to ensure the security and facilitate the orderly and effective conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Shareholders shall also comply with all requirements imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements or requirements may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

71.

All persons seeking to attend and participate in an electronic meeting or a hybrid meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 69, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

72.

Without prejudice to other provisions in Article 66 to Article 71, a physical meeting may also be held by means of such telephone, electronic or other communication facilities that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such meeting shall constitute presence in person at such meeting.

73.

All general meetings other than annual general meetings shall be called extraordinary general meetings. All general meetings (including an annual general meeting or any adjourned meeting) may be held as a physical meeting in any part of the world and at one or more locations as provided in Article 67, as a hybrid meeting or as an electronic meeting, as may be determined by the Board.

74.

The Directors may, whenever they think fit, convene an extraordinary general meeting. General meetings shall also be convened on the written requisition of any one or more Members of the Company deposited at the principal office of the Company in Hong Kong or, in the event the Company ceases to have such a principal office, the head office or the Office specifying the objects of the meeting and signed by the requisitionist(s), provided that such requisitionist(s) held as at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings of the Company, on a one vote per share basis in the share capital of the Company. General meetings may also be convened on the written requisition of any one Member of the Company which is a recognised clearing house (or its nominee(s)) deposited at the principal office of the Company in Hong Kong or, in the event the Company ceases to have such a principal office, the head office or the Office specifying the objects of the meeting and signed by the requisitionist(s), provided that such requisitionist(s) held as at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings, on a one vote per share basis in the share capital of the Company. The Member(s) requisitioning a general meeting under this Article may add resolutions to the meeting agenda of such general meeting. If the Directors do not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 days, the requisitionist(s) themselves or any of them representing more than one-half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors provided that any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all expenses reasonably incurred by the requisitionist(s) as a result of the failure of the Board of Directors shall be reimbursed to them by the Company.

75.

If the Directors consider that it is impracticable or unreasonable to hold a general meeting on the date or at the time or place (where applicable) stated in the notice calling the general meeting, they may move and/or postpone the general meeting. In such case, an announcement of the date, time and place (where applicable) of the rearranged meeting will be published in accordance with the Listing Rules or as the Directors may determine. Such announcement shall be treated as a notice of the business of the general meeting to all Shareholders and any other person entitled to receive notice of a general meeting provided that the time periods for calling a general meeting by notice under Article 76 are complied with. For the avoidance of doubt, the time periods for notices under Article 76 will not be deemed to have been restarted if the date of the rearranged meeting remains the same. The Directors must take reasonable steps to ensure that any Shareholder trying to attend the meeting at the original time and place (where applicable) is informed of the new arrangements. If a general meeting is rearranged in this way, proxy forms can be delivered as required by these Articles, until 48 hours before the time of the rearranged general meeting.

76.

Unless it can be demonstrated to the Stock Exchange that reasonable notice can be given in less time, an annual general meeting shall be called by notice of not less than 21 clear days and any extraordinary general meeting at which it is proposed to pass a Special Resolution shall be called by notice of at least 21 clear days. Unless it can be demonstrated to the Stock Exchange that reasonable notice can be given in less time, all other extraordinary general meetings shall be called by notice of at least 14 clear days. The notice shall specify (i) the time, date and agenda of the meeting, (ii) save for an electronic meeting, the place of the meeting and if there is more than one Meeting Location as determined by the Board of Directors pursuant to Article 67, the principal place of the meeting (the “Principal Meeting Place”), (iii) if the general meeting is to be a hybrid meeting or an electronic meeting, the notice shall include a statement to that effect and details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting, and (iv) particulars of the resolutions to be considered at the meeting and in the case of special business (as defined in Article 82), the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution.”;

x)	Article 70 of the Articles of Association shall be renumbered as Article 77;

y)

Article 71 of the Articles of Association shall be renumbered as Article 78 and the following words shall be added after the words “duly called if it” and before the words “is so agreed”: “can be demonstrated to the Stock Exchange that reasonable notice can be given in less time, and it”;

z)

Article 72 of the Articles of Association shall be renumbered as Article 79; the word “meetings” in the first line shall be deleted in its entirety and replaced with: “meeting”; and the following words shall be added to the end of this Article: “The Board shall have the power to provide in every notice of general meeting the circumstances in which an adjournment or change of date and Meeting Location of the relevant general meeting may occur automatically without further notice including, without limitation, where a tropical cyclone warning signal no. 8 or above, black rainstorm warning or other similar event is in force at a Meeting Location at any time prior to or at the time of the general meeting on the day of the general meeting.”;

aa)	Articles 73 to 75 of the Articles of Association shall be renumbered as Articles 80 to 82;

bb)

Article 76 of the Articles of Association shall be renumbered as Article 83; the words “Director or” shall be added before the words “Directors present”; and the words “in person” shall be deleted in its entirety after the words “Directors present”;

cc)	Article 77 of the Articles of Association shall be renumbered as Article 84 and the reference to “Article 81” shall be deleted in its entirety and replaced with: “Article 88”;

dd)	Article 78 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“85.

Any Director or chairman of a general meeting may participate in any general meeting of the Company by means of a telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting. If the Directors resolve to make such a facility available to Members for a specific or all general meetings of the Company, a Member may participate in any general meeting of the Company, by means of a telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.”;

ee)

Article 79 of the Articles of Association shall be renumbered as Article 86 and the following words shall be added to the end of this Article: “The chairman of a general meeting (be it a physical meeting, a hybrid meeting or an electronic meeting) may attend, preside as chairman at, and conduct proceedings of, such meeting by means of electronic facilities.”;

ff)	Article 80 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“87.

If there is no such chairman, or if at any general meeting he is not present at the time appointed for holding the meeting or is unwilling to act as chairman of the general meeting, the alternate chairman will be the chairman of the meeting. If there is no such alternate chairman present at the general meeting, the Director or Directors present shall choose a person, who may or may not be a Member to be chairman of that meeting (and for the avoidance of doubt, such person may be the Director himself).”;

gg)	Article 81 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“88.

Subject to Article 69, the chairman may, with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting), adjourn a meeting from time to time and from place to place and from one form to another (a physical meeting, a hybrid meeting or an electronic meeting), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. The chairman of any general meeting can also adjourn the meeting, before or after it has started, and whether or not a quorum is present, if he considers that: (a) there is not enough room for the number of Shareholders who wish to attend the meeting, (b) the behaviour of the people present prevents, or is likely to prevent, the business of the general meeting being carried out in an orderly way, or (c) an adjournment is necessary for any other reason (including, without limitation where a number 8 or higher typhoon signal, black rainstorm warning or other similar event is in force, or is expected to be in force, at any Meeting Location at any time on the day of the meeting), so that the business of the general meeting can be properly carried out. The chairman of the general meeting does not need the consent of the general meeting to adjourn it for any of these reasons to a time, date and place which he decides. He may also adjourn the meeting to a later time on the same day or indefinitely. If a general meeting is adjourned indefinitely, the Directors will fix the time, date and place of the adjourned meeting. When a meeting is adjourned for 14 days or more at least 7 clear days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.”;

hh)	Article 82 of the Articles of Association shall be renumbered as Article 89;

ii)	Article 82A of the Articles of Association shall be renumbered as Article 89A and the following sub-paragraph shall be added to the end of this Article:

“(3)	Members shall have the right to attend and speak at any general meeting of the Company.”;

jj)	Article 83 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“90.

Subject to (i) any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, and (ii) where a Member is required by the Listing Rules to abstain from voting to approve the matter under consideration (in which case such Members shall not be entitled to vote), at any general meeting on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder, but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Any vote of Members at a general meeting must be taken by poll except where the chairman of the general meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.”;

kk)	Articles 84 to 94 of the Articles of Association shall be renumbered as Articles 91 to 101;

ll)	Article 95 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“102.(a)

The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy). If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings or purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company under this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

(b)

The instrument appointing a proxy and (if required by the Board of Directors) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of eleven months from the date named in it as the date of its execution, except at an adjourned meeting in cases where the meeting was originally held within eleven months from such date. The Directors may, in their absolute discretion, accept an instrument of proxy which is sent electronically or by some other data transmission process, subject to any requirements that the Directors may from time to time impose. If the Directors decide to accept an instrument of proxy which is sent electronically or by some other data transmission process, any provision of these Articles on the execution of proxies shall not apply to such instrument of proxy, save that the date named in it as the date thereof shall be deemed to be date of its execution. An instrument of proxy sent electronically or by some other data transmission process shall be treated as delivered at the time of receipt at the Office (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying documents). All references in these Articles to delivery of proxies shall include proxies sent electronically or by some other data transmission process. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.”;

mm)	Articles 96 to 98 of the Articles of Association shall be renumbered as Articles 103 to 105;

nn)	Article 99 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“106.(1)

Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2)

If a Member is a clearing house or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative(s) or proxy(ies) at any meeting of the Company, any meeting of any class of Members, or at any meeting of any creditors of the Company, provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of shares in respect of which each such person is so authorised. The person(s) so authorised will be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house or its nominee(s) could exercise if it were an individual Member of the Company, including the right to speak and vote.

(3)	Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.”;

oo)	Article 100 of the Articles of Association shall be renumbered as Article 107;

pp)	Article 101 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“108.(1)

Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three. There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. Subject to Article 143 but notwithstanding any other provision in these Articles, at least one-third of the Board of Directors shall be Independent Non-Executive Directors. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter in accordance with Article 113 and shall hold office until their successors are elected or appointed.

(2)

Subject to these Articles and the Companies Act, the Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board of Directors, or as an addition to the existing Board of Directors, provided that at least one-third of the Board of Directors shall be Independent Non-Executive Directors.

(3)

The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board of Directors or as an addition to the existing Board of Directors, provided that at least one-third of the Board of Directors shall be Independent Non-Executive Directors. Any Director so appointed by the Board of Directors shall hold office only until the first annual general meeting of the Company after his appointment and shall then be eligible for re-election.

(4)

Neither a Director nor an alternate Director shall be required to hold any shares of the Company by way of qualification, and a Director or alternate Director (as the case may be) who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5)

The Members may, at any general meeting convened and held in accordance with these Articles, by Ordinary Resolution remove a Director at any time before the expiration of his term of office notwithstanding anything to the contrary in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(6)

A vacancy on the Board of Directors created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by Ordinary Resolution of the Members at the meeting at which such Director is removed.

(7)	The Company may from time to time by Ordinary Resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than three.”;

qq)	Articles 102 to 104 of the Articles of Association shall be renumbered as Articles 109 to 111;

rr)	Article 105 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“112.

Notwithstanding Articles 115, 116 and 117, a Director appointed to an office under Article 111 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board of Directors may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.”;

ss)

Article 106 of the Articles of Association shall be renumbered as Article 113 and the reference to “Article 101(2) or Article 101(3)” in sub-paragraph (2) shall be deleted in its entirety and replaced with: “Article 108(2) or Article 108(3)”;

tt)

Article 107 of the Articles of Association shall be renumbered as Article 114; all references to “seven days” shall be deleted in its entirety and replaced with: “ten business days”; and the word “shall” shall be inserted after the word “and” in the penultimate line;

uu)	Articles 108 to 110 of the Articles of Association shall be renumbered as Articles 115 to 117;

vv)	Article 111 of the Articles of Association shall be deleted in its entirety;

ww)	Article 112 of the Articles of Association shall be renumbered as Article 118;

xx)	Article 113 of the Articles of Association shall be renumbered as Article 119 and the reference to “Article 114” shall be deleted in its entirety and replaced with: “Article 120”;

yy)	Article 114 of the Articles of Association shall be renumbered as Article 120;

zz)	Article 115(1) of the Articles of Association shall be deleted in its entirety and replaced with the following:

“121.(1)

A Director shall not vote (nor be counted in the quorum) on any resolution of the Board of Directors approving any contract or arrangement or any other proposal in which he or any of his associate(s) is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i)

any proposal, contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associate(s) or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii)

any proposal, contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility, in whole or in part, whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii)

any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub underwriting of the offer;

(iv)

any contract or arrangement in which the Director or his associate(s) is/ are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company; or

(v)	any proposal or arrangement concerning the benefit of employees of the issuer or its subsidiaries including the adoption, modification or operation of:

(a)	any employees’ share scheme or any share incentive or share option scheme under which a Director or his associate(s) may benefit; or

(b)

a pension fund or retirement, death or disability benefits scheme which relates to the Director, his associate(s) and employee(s) of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded generally to the class of persons to which such scheme or fund relates.”;

aaa)	Article 115(2) of the Articles of Association shall be renumbered as Article 121(2);

bbb)	Articles 116 to 119 of the Articles of Association shall be renumbered as Articles 122 to 125;

ccc)	Article 120 of the Articles of Association shall be deleted in its entirety;

ddd)	Articles 121 to 128 of the Articles of Association shall be renumbered as Articles 126 to 133;

eee)	Article 129 of the Articles of Association shall be renumbered as Article 134 and the reference to “Article 101” in subparagraph (g) shall be deleted in its entirety and replaced with: “Article 108”;

fff)	Articles 130 and 131 of the Articles of Association shall be renumbered as Articles 135 and 136;

ggg)	Article 132 of the Articles of Association shall be renumbered as Article 137 and the word “, video” shall be inserted after the word “telephone” and before the word “or”;

hhh)	Articles 133 to 137 of the Articles of Association shall be renumbered as Articles 138 to 142;

iii)

Article 138 of the Articles of Association shall be renumbered as Article 143 and the reference to “Article 116” and the reference to “Article 101(1)” in subparagraph (b) shall be deleted in its entirety and respectively replaced with: “Article 122” and “Article 108(1)”;

jjj)	Article 139 of the Articles of Association shall be renumbered as Article 144 and the words “in person” shall be deleted in its entirety from the penultimate line;

kkk)	Article 140 of the Articles of Association shall be renumbered as Article 145 and the words “within half an hour after” shall be deleted in its entirety and replaced with: “at”;

lll)	Articles 141 to 144 of the Articles of Association shall be renumbered as Articles 146 to 149;

mmm)

Article 145 of the Articles of Association shall be renumbered as Article 150 and the following words shall be deleted in its entirety from subparagraph (a): “, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share”;

nnn)	Articles 146 to 152 of the Articles of Association shall be renumbered as Articles 151 to 157;

ooo)

Article 153 of the Articles of Association shall be renumbered as Article 158 and the following words shall be added to the end of this Article: “The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.”;

ppp)	Article 154 of the Articles of Association shall be renumbered as Article 159;

qqq)

Article 155 of the Articles of Association shall be renumbered as Article 160; the reference to “Article 156” shall be deleted in its entirety and replaced with: “Article 161”; the words “of the Company” shall be added after the words “financial year”; and the words “at the same time as the notice of annual general meeting and laid before the Company” shall be deleted in its entirety and replaced with: “be laid before the Shareholders”;

rrr)	Article 156 of the Articles of Association shall be renumbered as Article 161 and the reference to “Article 155” shall be deleted in its entirety and replaced with: “Article 160”;

sss)

Article 157 of the Articles of Association shall be renumbered as Article 162 and the references to “Article 155” and the references to “Article 156” shall be deleted in its entirety and respectively replaced with: “Article 160 and “Article 161”;

ttt)	Article 158 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“163.(1)

At the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall by Ordinary Resolution appoint an Auditor to audit the accounts of the Company, and such auditor shall hold office until the next annual general meeting. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(2)

The Members may, at any general meeting convened and held in accordance with these Articles, by Ordinary Resolution remove the Auditor at any time before the expiration of his term of office and shall by Ordinary Resolution at that meeting appoint another Auditor in his stead for the remainder of his term.”;

uuu)	Article 159 of the Articles of Association shall be renumbered as Article 164;

vvv)	Article 160 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“165.	The remuneration of the Auditor shall be fixed by the Company by Ordinary Resolution or in the manner specified in such resolution.”

www)	Article 161 of the Articles of Association shall be deleted in its entirety and replaced with the following:

“166.

If the office of Auditor becomes vacant by the resignation or death (in the case of an individual) of the Auditor, or by his becoming incapable of acting by reason of illness (in the case of an individual) or other disability at a time when his services are required, subject to compliance with the Listing Rules, the Board of Directors may fill the vacancy and fix the remuneration of the Auditor so appointed. Subject to Article 163(2), an Auditor appointed under this Article shall hold office only until the first annual general meeting of the Company after his appointment and shall then be eligible for re-election.”;

xxx)	Articles 162 to 182 of the Articles of Association shall be renumbered as Articles 167 to 187;

yyy)

Article 183 of the Articles of Association shall be renumbered as Article 188 and the words “except where the Company is to be wound up voluntarily because it is unable to pay its debts as they may fall due in which event the resolution shall be an Ordinary Resolution” shall be deleted in its entirety; and

zzz)	Articles 184 to 186 of the Articles of Association shall be renumbered as Articles 189 to 191.

THAT the above amendments to the Memorandum and Articles of Association of the Company be consolidated through the adoption of a new amended and restated Memorandum and Articles of Association of the Company which reflect such amendments and which replace the current Memorandum and Articles of Association of the Company in their entirety as produced to this meeting and signed by the Chairman of the meeting for the purpose of identification and that any Director or the company secretary of the Company be authorised to do all such things and acts to effect such amendments and to make relevant registrations and filings in accordance with the applicable laws, regulations and requirements.”

By order of the Board

SANDS CHINA LTD.

Dylan James Williams

Company Secretary

Macao, March 31, 2023

Notes:

1.

Resolutions at the meeting will be taken by poll (except where the chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands) pursuant to the Articles of Association and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). The results of the poll will be published on the websites of the Stock Exchange and the Company.

2.

Any shareholder of the Company entitled to attend and vote at the above meeting is entitled to appoint another person as his proxy to attend and vote on his behalf. A shareholder who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the above meeting. If more than one proxy is so appointed, the form of proxy for each appointment shall specify the number of shares in respect of which each such proxy is so appointed. A proxy need not be a shareholder of the Company but must attend the meeting in person to represent its appointor. A proxy or proxies representing either a shareholder who is an individual or a shareholder which is a corporation shall be entitled to exercise the same powers on behalf of the shareholder which he or they represent as such shareholder could exercise. Every shareholder present in person or by proxy, in the case of a shareholder being a corporation, by its duly authorized representative, shall have one vote for every fully paid share of which he is the holder.

3.

In order to be valid, the completed and signed form of proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority, must be delivered to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 17, 2023 (or if the meeting is adjourned, not less than 48 hours before the time appointed for the holding of the adjourned meeting). Completion and delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

4.

For determining the entitlement to attend and vote at the above meeting, the register of members of the Company will be closed from Tuesday, May 9, 2023 to Friday, May 19, 2023, both dates inclusive, during which period no transfer of shares of the Company will be registered. Shareholders who are entitled to attend and vote at the above meeting are those whose names appear on the register of members of the Company on Tuesday, May 9, 2023. In order to be eligible to attend and vote at the above meeting, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on Monday, May 8, 2023.

In the event that the Annual General Meeting is adjourned to a date later than May 19, 2023 because of bad weather or other reasons, the book closure period and record date for determination of entitlement to attend and vote at the Annual General Meeting will remain the same as stated above.

5.

In relation to resolution nos. 2(a) to 2(c), three retiring Directors will offer themselves for re-election. In accordance with Article 106(1) and (2) of the Articles of Association, Mr. Robert Glen Goldstein, Mr. Charles Daniel Forman, and Mr. Kenneth Patrick Chung shall retire at the Annual General Meeting. All of the above retiring Directors, being eligible, will offer themselves for re-election at the Annual General Meeting.

6.	Bad Weather Arrangements

If a typhoon warning signal no. 8 or above is hoisted in Macao at any time between 9:00 a.m. and 11:00 a.m. (Hong Kong time) on the date of the Annual General Meeting, the Annual General Meeting will be automatically adjourned to a later date. When the date, time and location of the adjourned meeting has been fixed by the Directors, the Company will publish an announcement on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sandschina.com) to notify shareholders of the Company of the date, time and location of the adjourned meeting.

The Annual General Meeting will be held as scheduled when a rainstorm warning signal is in force in Macao. Shareholders should in any event exercise due care and caution when deciding to attend the Annual General Meeting in adverse weather conditions.

As at the date of this announcement, the directors of the Company are:

Executive Directors:

Robert Glen Goldstein

Wong Ying Wai

Chum Kwan Lock, Grant

Non-Executive Director:

Charles Daniel Forman

Independent Non-Executive Directors:

Chiang Yun

Victor Patrick Hoog Antink

Steven Zygmunt Strasser

Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this notice, the English version shall prevail.